FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Mexican Economic Development, Inc.

(Translation of Registrant’s Name Into English)

Mexico

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte. Colonia Bella Vista Monterrey, Nuevo León 64410 México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) (Check One) Form 20-F X Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)) (Check One) Yes No X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)) (Check One) Yes No X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Translated Agenda of the Ordinary Shareholders´ Meeting to be held on March 10, 2005

I.	Report of the Board of Directors; Presentation of the Financial Statements of FOMENTO ECONOMICO MEXICANO, S.A. DE C.V., for the 2004 Fiscal Year, and the report of the Examiner pursuant to Article 172 of the General Law of Commercial Companies (“Ley General de Sociedades Mercantiles”) and the applicable provisions of the Securities Market Law.

II.	Application of the Results for the 2004 Fiscal Year, including the payment of a cash dividend, in Mexican pesos.

III.	Proposal to determine the maximum amount to be used in the share repurchase program.

IV.	Election of Members of the Board of Directors and Examiners, and resolution with respect to their remuneration.

V.	Appointment of Committees.

VI.	Appointment of delegates for the Shareholders’ Meeting.

VII.	Minutes of the Shareholders’ Meeting.

The meeting shall take place at the auditorium of Cervecería Cuauhtémoc Moctezuma, S.A. de C.V. located at Avenida Alfonso Reyes 2202 Norte, Monterrey, N.L., Mexico.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2005	Fomento Económico Mexicano S.A. de C.V. By: /s/ Federico Reyes Name: Federico Reyes Title: Executive Vice President of Finance and Planning